                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 NeurogesX, Inc.
                    ----------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   641252101
                    ----------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2009
                    ----------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the SECURITIES EXCHANGE ACT of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------------------------------                --------------------------------
    CUSIP NO. 641252101               13G             PAGE 2 OF 16 PAGES
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS

    Moshe Arkin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER
                          2,464,291 (1)
  NUMBER OF           ----------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
BENEFICIALLY              922,709 (1)(2)(3)
  OWNED BY            ----------------------------------------------------------
    EACH              7   SOLE DISPOSITIVE POWER
  REPORTING               2,464,291 (1)
 PERSON WITH          ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                          922,709 (1)(2)(3)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See instructions) [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.20% (1)(2)(3)(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON   (See instructions)
    IN
--------------------------------------------------------------------------------

(1) This figure is as of December 31, 2009.

(2) This figure includes 223,397 and 59,287 shares beneficially owned by the
Sphera Fund Entities and Puma Fund Entities (each as defined later in Item 2), respectively. Moshe Arkin disclaims beneficial ownership of such shares (as described later in Item 4(a)).

(3) Holdings of Sphera Fund Entities and Puma Fund Entities were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in
NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed
August 13, 2009 and September 17, 2009, the number of shares with shared voting power and shared dispositive power as reported in these statements would have been 378,180 and 504,145, respectively, and the aggregate amount beneficially owned would have been 1,449,031 (representing 8.25% of the shares then outstanding) and 2,968,436 (representing 16.85% of the shares then outstanding), respectively.

(4) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the Securities and
Exchange Commission ("SEC") on November 9, 2009).

--------------------------------                --------------------------------
    CUSIP NO. 641252101               13G             PAGE 3 OF 16 PAGES
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS

    M. Arkin (1999) Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER
                           -
  NUMBER OF            ---------------------------------------------------------
   SHARES              6   SHARED VOTING POWER
BENEFICIALLY               922,709 (1)(2)
  OWNED BY             ---------------------------------------------------------
    EACH               7   SOLE DISPOSITIVE POWER
  REPORTING                -
 PERSON WITH           ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER
                           922,709 (1)(2)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    922,709 (1)(2)
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See instructions) [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.23% (1)(2)(3)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON   (See instructions)
    CO
--------------------------------------------------------------------------------

(1) This figure is as of December 31, 2009.

(2) Holdings of Sphera Fund Entities and Puma Fund Entities were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in
NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed
August 13, 2009 and September 17, 2009, the number of shares with shared voting power and shared dispositive power as reported in these statements would have been 378,180 and 504,145, respectively, and the aggregate amount beneficially owned would have been 378,180 (representing 2.15% of the shares then outstanding) and 504,145 (representing 2.86% of the shares then outstanding), respectively.

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

--------------------------------                --------------------------------
    CUSIP NO. 641252101               13G             PAGE 4 OF 16 PAGES
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS

    Sphera Funds Management Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER
                          -
  NUMBER OF           ----------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
BENEFICIALLY              3,387,000 (1)(2)(3)
  OWNED BY            ----------------------------------------------------------
    EACH              7   SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH          ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                          3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See instructions) [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.20% (1)(2)(3)(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON   (See instructions)
    CO
--------------------------------------------------------------------------------

(1) This figure is as of December 31, 2009.

(2) This figure includes 2,464,291 shares beneficially owned by the Moshe Arkin.
Sphera Funds Management Ltd. disclaims beneficial ownership of such shares (as described later in Item 4(a)).

(3) Holdings of Sphera Fund Entities and Puma Fund Entities were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in
NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed
August 13, 2009 and September 17, 2009, the number of shares with shared voting power and shared dispositive power as reported in these statements would have been 1,449,031 and 2,968,436, respectively, and the aggregate amount beneficially owned would have been 1,449,031 (representing 8.25% of the shares then outstanding) and 2,968,436 (representing 16.85% of the shares then outstanding), respectively. These numbers and percentages include shares over which Mr. Arkin has sole voting and dispositive power, which were included in previously-filed statements on Schedule 13G and for which Sphera disclaims beneficial ownership.

(4) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

--------------------------------                --------------------------------
    CUSIP NO. 641252101               13G             PAGE 5 OF 16 PAGES
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS

    Israel Mor
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER
                          -
  NUMBER OF           ----------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
BENEFICIALLY              3,387,000 (1)(2)(3)
  OWNED BY            ----------------------------------------------------------
    EACH              7   SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH          ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                          3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See instructions) [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.20% (1)(2)(3)(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON   (See instructions)
    IN
--------------------------------------------------------------------------------

(1) This figure is as of December 31, 2009.

(2) This figure includes 2,464,291 shares beneficially owned by the Moshe Arkin.
Israel Mor disclaims beneficial ownership of such shares (as described later in
Item 4(a)).

(3) Holdings of Sphera Fund Entities and Puma Fund Entities were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in
NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed
August 13, 2009 and September 17, 2009, the number of shares with shared voting power and shared dispositive power as reported in these statements would have been 1,449,031 and 2,968,436, respectively, and the aggregate amount beneficially owned would have been 1,449,031 (representing 8.25% of the shares then outstanding) and 2,968,436 (representing 16.85% of the shares then outstanding), respectively. These numbers and percentages include shares over which Mr. Arkin has sole voting and dispositive power, which were included in previously-filed statements on Schedule 13G and for which Mr. Mor disclaims beneficial ownership.

(4) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

--------------------------------                --------------------------------
    CUSIP NO. 641252101               13G             PAGE 6 OF 16 PAGES
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS

    Doron Breen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER
                          -
  NUMBER OF           ----------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
BENEFICIALLY              3,387,000 (1)(2)(3)
  OWNED BY            ----------------------------------------------------------
    EACH              7   SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH          ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                          3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See instructions) [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.20% (1)(2)(3)(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON   (See instructions)
    IN
--------------------------------------------------------------------------------

(1) This figure is as of December 31, 2009.

(2) This figure includes 2,464,291 shares beneficially owned by the Moshe Arkin.
Doron Breen disclaims beneficial ownership of such shares (as described later in
Item 4(a)).

(3) Holdings of Sphera Fund Entities and Puma Fund Entities were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in
NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed
August 13, 2009 and September 17, 2009, the number of shares with shared voting power and shared dispositive power as reported in these statements would have been 1,449,031 and 2,968,436, respectively, and the aggregate amount beneficially owned would have been 1,449,031 (representing 8.25% of the shares then outstanding) and 2,968,436 (representing 16.85% of the shares then outstanding), respectively. These numbers and percentages include shares over which Mr. Arkin has sole voting and dispositive power, which were included in previously-filed statements on Schedule 13G and for which Mr. Breen disclaims beneficial ownership.

(4) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

--------------------------------                --------------------------------
    CUSIP NO. 641252101               13G             PAGE 7 OF 16 PAGES
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS

    Ron Senator
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER
                          -
  NUMBER OF           ----------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
BENEFICIALLY              3,387,000 (1)(2)(3)
  OWNED BY            ----------------------------------------------------------
    EACH              7   SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH          ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                          3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,387,000 (1)(2)(3)
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See instructions) [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.20% (1)(2)(3)(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON   (See instructions)
    IN
--------------------------------------------------------------------------------

(1) This figure is as of December 31, 2009.

(2) This figure includes 2,464,291 shares beneficially owned by the Moshe Arkin.
Ron Senator disclaims beneficial ownership of such shares (as described later in
Item 4(a)).

(3) Holdings of Sphera Fund Entities and Puma Fund Entities were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in
NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed
August 13, 2009 and September 17, 2009, the number of shares with shared voting power and shared dispositive power as reported in these statements would have been 1,449,031 and 2,968,436, respectively, and the aggregate amount beneficially owned would have been 1,449,031 (representing 8.25% of the shares then outstanding) and 2,968,436 (representing 16.85% of the shares then outstanding), respectively. These numbers and percentages include shares over which Mr. Arkin has sole voting and dispositive power, which were included in previously-filed statements on Schedule 13G and for which Mr. Senator disclaims beneficial ownership.

(4) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

ITEM 1.   (a)  NAME OF ISSUER:

               NeurogesX, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2215 Bridgepointe Parkway, Suite 200, San Mateo, California 94404

ITEM 2.   (a)  NAME OF PERSON FILING:

               1. Moshe Arkin

               2. M. Arkin (1999) Ltd.

               3. Sphera Funds Management Ltd.

               4. Israel Mor

               5. Doron Breen

               6. Ron Senator

               A portion of the securities reported herein are beneficially owned by Sphera Global Healthcare Fund, which invests
               substantially all of its assets in Sphera Global Healthcare
               Master Fund. Sphera Global Healthcare Fund and Sphera Global
               Healthcare Master Fund have delegated all investment
               decision-making to Sphera Global Healthcare Management L.P. (the
               "Management Company"). The Management Company is managed,
               controlled, and operated by its general partner, Sphera Global
               Healthcare GP Ltd. M. Arkin (1999) Ltd., which is wholly-owned by
               Mr. Arkin, and Sphera Funds Management Ltd. ("SFML") are each entitled to appoint two members to the Investment Committee of the general partner, which reviews all investment decisions by the Management Company and determines the investment guidelines and strategy to be implemented. Mr. Arkin is currently one of these two appointments. There are currently four members of the investment committee, and no decision can be made without the consent of both Mr. Arkin's designees and the designees of SFML.

               As of December 31, 2009, Sphera Global Healthcare Master Fund
               directly held 640,025 shares of common stock of NeurogesX, Inc., which represented 3.63% of the 17,644,035 shares of common stock then outstanding. Sphera Global Healthcare Fund, the Management
               Company, Sphera Global Healthcare GP Ltd., SFML, M. Arkin (1999)
               Ltd., and Moshe Arkin may also be considered the beneficial owner of these shares.

               SFML may also be considered the beneficial owner of shares held by Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund -
               Global L.P., each of which invest substantially all of its assets in Sphera Master Fund L.P. ("Sphera Master"). SFML owns 100% of
               Sphera Fund G.P. Ltd., which acts as a general partner of Sphera
               GP L.P., which in turn serves as the general partner of Sphera
               Master, Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund
               - Global L.P. Sphera GP L.P. has delegated its investment
               management authority with respect to Sphera Master to SFML.
               (Sphera Master Fund L.P., Sphera Fund L.P., Sphera Fund (NIS)
               L.P., Sphera Fund - Global L.P., Sphera GP L.P., and Sphera Fund
               G.P. Ltd. are referred to collectively in this Schedule 13G as
               "Sphera Fund Entities".)

               As of December 31, 2009, Sphera Master directly held 223,397 shares of common stock of NeurogesX, Inc., which represented
               1.27% of the 17,644,035 shares of common stock then
               outstanding.(1) As of this date, Sphera Fund L.P., Sphera Fund
               (NIS) L.P., and Sphera Fund - Global L.P. has ownership interests of 60.29%, 31.03%, and 8.68%, respectively, in Sphera Master.
               Sphera Fund L.P., Sphera Fund (NIS) L.P., Sphera Fund - Global
               L.P., Sphera GP L.P., Sphera Fund G.P. Ltd., SFML, M. Arkin
               (1999) Ltd., and Moshe Arkin may also be considered the
               beneficial owner of these shares.

               SFML may also be considered the beneficial owner of shares held by Puma Sphera, which invests substantially all of its assets in
               Puma Sphera Master Fund, which in turn has appointed Puma Sphera
               Management (Cayman) Limited to provide investment management services to Puma Sphera and Puma Sphera Master Fund. Pursuant to
               an agreement, SFML provides Puma Sphera Management (Cayman)
               Limited with certain investment services, including the power to make investment decisions guided by a trading policy adopted by
               Puma Sphera Management (Cayman) Limited. (Puma Sphera, Puma
               Sphera Master Fund, and Puma Sphera Management (Cayman) Limited
               are referred to collectively in this Schedule 13G as "Puma Fund
               Entities".)

               As of December 31, 2009, Puma Sphera Master Fund directly held
               59,287 shares of common stock of NeurogesX, Inc., which
               represented 0.34% of the 17,644,035 shares of common stock then outstanding.(2) Puma Sphera, Puma Sphera Management (Cayman)
               Limited, SFML, M. Arkin (1999) Ltd., and Moshe Arkin may also be considered the beneficial owner of these shares.

               In addition, 62.09% of the shares of SFML are owned by companies controlled or wholly-owned by the three founders of SFML, Israel
               Mor, Doron Breen, and Ron Senator (the "Founders"). Israel Mor
               owns 22.07% of the shares of SFML through Mor Miter Holdings
               Ltd., a company wholly-owned by Mor Miter (2004) Ltd., which in turn is 55%-owned by Israel Mor and 45%-owned by his wife, Miriam
               Mor. Doron Breen owns 22.07% of the shares of SFML through
               Kerendor Ltd., a company wholly-owned by Kerendor Holdings 2004
               Ltd., which in turn is wholly-owned by Doron Breen. Ron Senator owns 17.95% of the shares of SFML through R.Y. Senator
               Investments Ltd., a company wholly-owned by Lenrock Holdings
               Ltd., which in turn is wholly-owned by Ron Senator. Under a shareholders agreement, the Founders currently have the power to appoint three of five members of the board of directors of SFML and each currently serves as a director. Thus, the Founders may be considered the beneficial owners of any shares beneficially owned by SFML.

-------------

(1) Holdings of Sphera Master were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed August 13, 2009 and September
17, 2009, the number of shares reported as held directly by Sphera Master would have been 78,180 on both dates, representing 0.44% of the shares outstanding on both dates.

(2) Holdings of Puma Sphera were inadvertently omitted from previously-filed statements on Schedule 13G related to holdings in NeurogesX, Inc. Had they been included in the statements on Schedule 13G filed August 13, 2009 and September
17, 2009, the number of shares reported as held directly by Puma Sphera would have been 20,000 and 24,263, respectively, representing 0.11% and 0.14%, respectively, of the shares then outstanding.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Moshe Arkin - 6 Hachoshlim St., Herzelia, Israel

               M. Arkin (1999) Ltd. - 6 Hachoshlim St., Herzelia, Israel

               Sphera Funds Management Ltd. - Platinum House, 21 Ha'arba'ah
               Street, 4th floor, Tel-Aviv 64739, Israel

               Israel Mor - c/o Sphera Funds Management Ltd., Platinum House, 21
               Ha'arba'ah Street, Tel-Aviv 64739, Israel

               Doron Breen - c/o Sphera Funds Management Ltd., Platinum House,
               21 Ha'arba'ah Street, Tel-Aviv 64739, Israel

               Ron Senator - c/o Sphera Funds Management Ltd., Platinum House,
               21 Ha'arba'ah Street, Tel-Aviv 64739, Israel

          (c)  CITIZENSHIP:

               Moshe Arkin - Israel

               M. Arkin (1999) Ltd. - Israel

               Sphera Funds Management Ltd. - Israel

               Israel Mor - Israel

               Doron Breen - U.S. and Israel

               Ron Senator - U.S. and Israel

          (d)  TITLE OF CLASS OF SECURITIES:

               Common Stock

          (e)  CUSIP NUMBER:

               641252101

ITEM 3.        N.A.

                                       10

ITEM 4.        OWNERSHIP:

          (a)  AMOUNT BENEFICIALLY OWNED:

               See row 9 of cover page of each reporting person.

               Except for the shares of Common Stock owned directly by Mr.
               Arkin, each entity named in this Schedule 13G and Mr. Arkin disclaims beneficial ownership of any such shares. Neither the filing of this amended Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

               The entities named in this Schedule 13G and Mr. Arkin may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Exchange Act or for any other purpose, and each of the entities named in this
               Schedule 13G and Mr. Arkin disclaims the existence of any such group.

          (b)  PERCENT OF CLASS:

               See row 11 of cover page of each reporting person

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)  Sole power to vote or to direct the vote:

                    See row 5 of cover page of each reporting person

               (ii) Shared power to vote or to direct the vote:

                    See row 6 of cover page of each reporting person and note in
                    Item 4(a) above

               (iii) Sole power to dispose or to direct the disposition of:

                    See row 7 of cover page of each reporting person

               (iv) Shared power to dispose or to direct the disposition of:

                    See row 8 of cover page of each reporting person and note in
                    Item 4(a) above

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  N.A.

               N.A.

                                       11

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER:

               N.A.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY OR CONTROL PERSON:

               N.A.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N.A.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               N.A.

                                       12

ITEM 10.       CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       13

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010

                                                   MOSHE ARKIN

                                                   /s/ Menachem Inbar
                                                   ----------------------------
                                                   By: Menachem Inbar*
                                                   Title: Attorney-in-fact

                                                   M. ARKIN (1999) LTD.

                                                   /s/ Menachem Inbar
                                                   ----------------------------
                                                   By: Menachem Inbar**
                                                   Title: Attorney-in-fact for
                                                   Moshe Arkin, Chairman of
                                                   M. Arkin (1999) Ltd.

                                                   SPHERA FUNDS MANAGEMENT LTD.

                                                   /s/ David Lieber
                                                   ----------------------------
                                                   By: David Lieber
                                                   Title: CEO

                                                   ISRAEL MOR

                                                   /s/ Israel Mor
                                                   ----------------------------
                                                   By: Israel Mor

                                                   DORON BREEN

                                                   /s/ Doron Breen
                                                   ----------------------------
                                                   By: Doron Breen

                                       14

                                                   RON SENATOR

                                                   /s/ Ron Senator
                                                   ----------------------------
                                                   By: Ron Senator

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin
(incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by
Moshe Arkin, M. Arkin (1999) Ltd., Sphera Global Healthcare GP Ltd., Sphera
Global Healthcare Management L.P., Sphera Global Healthcare Fund, and Sphera
Global Healthcare Master Fund on August 13, 2009 (the "Original Schedule 13G)).

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin as
Chairman M. Arkin (1999) Ltd. (incorporated herein by reference to Exhibit 3 to the Original Schedule 13G).

                                       15

EXHIBIT NO.    DESCRIPTION

Exhibit 1      Agreement of Joint Filing.

Exhibit 2      Special Power of Attorney appointing Menachem Inbar
               attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe
               Arkin (incorporated herein by reference to Exhibit 2 to the
               Original Schedule 13G).

Exhibit 3      Special Power of Attorney appointing Menachem Inbar
               attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe
               Arkin as Chairman M. Arkin (1999) Ltd. (incorporated herein by reference to Exhibit 3 to the Original Schedule 13G).

                                       16